Filed pursuant to Rule 433 Registration No. 333-141071 April 22, 2008

Wachovia Corporation $2,850,000,000 5.50% Fixed Rate Notes due May 1, 2013

Issuer:	Wachovia Corporation

Security:	Senior Global Medium-Term Notes, Series G

Principal Amount:	$2,850,000,000

Trade Date:	April 22, 2008

Settlement Date:	April 25, 2008

Maturity Date:	May 1, 2013

Interest Rate:	5.50%

Price to Public:	99.774%

Gross Spread:	0.35%

Gross Spread ($):	$9,975,000

Proceeds to Issuer:	$2,833,584,000

1st Interest Payment Date	November 1, 2008

Interest Payment Dates:	May 1 / November 1

Day Count Basis:	30 / 360

CUSIP / ISIN:	92976WBJ4 / US92976WBJ45

Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$2,593,500,000
Co-Managers:	Barclays Capital Inc.	$42,750,000
	Deutsche Bank Securities Inc.	$42,750,000
	Guzman & Company	$42,750,000
	Morgan Keegan and Company, Inc.	$42,750,000
	M.R. Beal & Company	$42,750,000
	UBS Securities LLC	$42,750,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-326-5897 or you may e-mail a request to syndicate.ops@wachovia.com.